Filed Pursuant to Rule 424(b)(3)
Registration No. 333-251136

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 2, DATED JULY 16, 2021
TO THE PROSPECTUS, DATED JUNE 2, 2021

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated June 2, 2021 (the “Prospectus”), as supplemented by Supplement No. 1, dated June 16, 2021. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.to provide an update on the status of our current public offering;

B.to update the offering price and transaction price for each class of our common stock for subscriptions to be accepted as of August 1, 2021;

C.to disclose the calculation of our June 30, 2021 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

D.to provide an update regarding distributions declared;

E.to update disclosure in the “Experts” section of the Prospectus;

F.to provide an update regarding the amendment and restatement of our Share Redemption Program; and

G.to update disclosure in the "Management" section of the Prospectus to reflect the expansion of our board and the election of two additional directors

A.Status of Our Offerings

We launched our third public offering on June 2, 2021 which had its first monthly closing on July 1, 2021. Our second public offering was terminated immediately prior to the commencement of our third public offering on June 2, 2021. As of July 16, 2021, we have received gross proceeds of approximately $31.4 million from the sale of 3.1 million shares of our common stock through our current public offering, including proceeds from our distribution reinvestment plan. As of July 16, 2021, approximately $1.97 billion of our common shares remained available for sale pursuant to our current public offering in any combination of Class T Shares, Class S Shares, Class D Shares, and Class I Shares, exclusive of approximately $497.8 million of shares available under our distribution reinvestment plan.

B.August 1, 2021 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of August 1, 2021 (and repurchases as of July 31, 2021) is as follows:

	Offering Price	Transaction Price
	(per share)	(per share)
Class T	$10.62	$10.25
Class S	$10.62	$10.25
Class D	$10.25	$10.25
Class I	$10.25	$10.25

The transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2021. The NAV per share as of June 30, 2021 is the same for each of our share classes. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

C.June 30, 2021 NAV Per Share

Our board of directors has appointed a valuation committee comprised of independent directors, which we refer to herein as the valuation committee, to be responsible for the oversight of the valuation process. The valuation committee has adopted a valuation policy, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.hinessecurities.com/hgit and is also available on our toll-free information line at (888) 220-6121. Please see Section G of this Supplement for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Altus Group U.S.
Inc., or Altus, the independent valuation advisor we have engaged to prepare appraisal reviews and carry out a review of the calculation of the NAV for the Company. All parties engaged by us in the calculation of our NAV, including our Advisor, are subject to the oversight of our valuation committee. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by Altus. Altus reviewed the calculation of the new NAV per share of our common stock as of June 30, 2021, as set forth, and concurred with the calculation of the new NAV per share. Throughout the Prospectus, all references to Altus as the "independent valuation firm" are hereby superseded and replaced with "independent valuation advisor."

The table below sets forth the calculation of our NAV per share of each class of shares of our common stock as of June 30, 2021 and May 31, 2021 (the NAV per share is the same for each class of shares of our common stock):

	June 30, 2021		May 31, 2021
	Gross Amount	Per Share	Gross Amount	Per Share
	(in thousands)		(in thousands)
Real estate investments	$2,320,285	$18.59	$2,278,416	$18.96
Other assets	175,075	1.40	174,755	1.45
Debt and other liabilities	(1,215,682)	(9.74)	(1,229,569)	(10.23)
NAV	$1,279,678	$10.25	$1,223,602	$10.18
Shares outstanding	124,855		120,227

As previously disclosed, the Coronavirus (COVID-19) pandemic has adversely impact global commercial activity. Although the outlook is improving in many areas of the world, included the United States, the United Kingdom and Europe, considerable uncertainty still surrounds the long term impact the pandemic will have on commercial real estate markets and future performance and value of our investments. Investments in real properties and real estate-related securities have been impacted by the pandemic and in some cases significantly. For example, our portfolio has two retail properties that represent approximately 17% of our portfolio, based on the estimated value of our real estate investments as of March 31, 2021. We agreed to grant $3.8 million of rent relief to our retail tenants during the year ended December 31, 2020, as a result of their lost revenues resulting from the Coronavirus pandemic at these properties. Such rent relief consisted of rental payments that were forgiven or reduced due to the conversion of fixed rental payments to rental payments based on a percentage of the tenant's revenues as well as rent payments that were deferred to future periods. We have not granted significant additional rent relief during the three months ended March 31, 2021. While rent collections were adversely affected in the early months of the pandemic, consumer traffic at these properties has recovered to near pre-pandemic levels in recent months. During the three months ended March 31, 2021, rent collections had recovered to 95% of billed rent, which includes the collection of certain 2020 rent payments that were deferred to 2021.

Additionally, we refunded $2.2 million in rent to students across our international student housing portfolio during the year ended December 31, 2020 following the closing of nearby universities for the remainder of the 2019/2020 school year. These universities later announced a mixture of in-campus and on-line learning for the 2020/2021 school year with a delayed start. Subsequent to this announcement, local governments closed in-campus learning in early 2021, which has resulted in $0.8 million in refunded rent to students from January through May 2021.

Values of our retail and student housing properties have also been adversely impacted by the pandemic. While it is difficult to predict the potential long-term impacts the pandemic may have on our business, we have invested in well leased, high-quality assets using modest leverage in markets positioned for value retention and resiliency and we believe our globally diversified fund is well-situated to weather this challenge.

Our consolidated balance sheet as of June 30, 2021 includes a liability of $29.2 million related to distribution and stockholder servicing fees payable to Hines Securities, Inc. (the "Dealer Manager") in future periods with respect to shares of its common stock. The NAV per share as of June 30, 2021 does not include any liability for distribution and stockholder servicing fees that may become payable after June 30, 2021, since these fees may not ultimately be paid in certain circumstances, including if Hines Global was liquidated or if there was a listing of our common stock.

The valuations of our real properties as of June 30, 2021 were reviewed by Altus in accordance with our valuation procedures. Certain key assumptions that were used in the discounted cash flow analysis, which were determined by our Advisor and reviewed by Altus, are set forth in the following table based on weighted-averages by property type. However, the table below excludes assumptions related to properties acquired in the past 12 months since the acquisition cost of these properties will serve as their value for a period of up to one year following their acquisition, in accordance with our valuation policy.

	Office	Industrial	Retail	Residential/Living	Weighted-Average Basis
Capitalization rate	6.50%	5.24%	6.77%	5.27%	5.62%
Discount rate / internal rate of return (“IRR”)	7.72%	5.86%	7.19%	6.13%	6.34%
Average holding period (years)	7.0	9.6	10.0	10.0	9.6

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Residential/Living	Weighted-Average Values
Capitalization rate (weighted-average)	0.25% decrease	3.34%	4.95%	2.29%	2.83%	3.67%
	0.25% increase	(3.09)%	(4.58)%	(1.93)%	(3.38)%	(3.61)%
Discount rate (weighted-average)	0.25% decrease	1.55%	2.69%	2.20%	1.41%	2.08%
	0.25% increase	(1.52)%	(2.47)%	(1.88)%	(2.65)%	(2.35)%

D.Distributions Declared

With the authorization of our board of directors, we declared monthly distributions for the month of July 2021 for each class of our common stock at the following rates (as rounded to the nearest three decimal places):

July 2021	Gross Distribution	Distribution and Stockholder Servicing Fee	Net Distribution
Class T Shares	$0.052	$0.008	$0.044
Class S Shares	$0.052	$0.008	$0.044
Class D Shares	$0.052	$0.002	$0.050
Class I Shares	$0.052	$—	$0.052
Class AX Shares	$0.052	$—	$0.052
Class TX Shares	$0.052	$0.008	$0.044
Class IX Shares	$0.052	$0.002	$0.050

The net distributions for each class of shares of our common stock (which represents the gross distributions less the distribution and stockholder servicing fee for each applicable class of shares of common stock) will be payable to stockholders of record as of the last business day of July 2021, and will be paid on the first business day of August 2021. These distributions will be paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan. Distributions reinvested pursuant to our distribution reinvestment plan will be reinvested in shares of the same class of shares as the shares on which the distributions are being made.  Some or all of the cash distributions may be paid from sources other than cash flows from operations.

E.Update to Experts

The following updates the “Experts” disclosure on page 180 of the Prospectus:
The statements included in this Supplement under Section C, “June 30, 2021 NAV Per Share,” relating to the role of Altus as the independent valuation advisor, have been reviewed by Altus and are included in this Supplement given the authority of Altus as an expert in real estate valuations.

F.Update Regarding the Amendment and Restatement of Our Share Redemption Program

The following supersedes and replaces the third paragraph under the caption "Share Redemption Program" on pages 27 and 135, respectively, of the Prospectus.

There is no minimum holding period for your shares and you can request that we redeem your shares at any time. However, shares that have not been outstanding for at least one year will be redeemed at 95% of the transaction price (the “5% holding discount”) that would otherwise apply; provided, that, the period that a share was held prior to being converted into a share of another class pursuant to our charter will count toward the total hold period for such share, as converted. Upon request, we may waive the 5% holding discount in the case of death or disability of a stockholder. The 5% holding discount also will be waived with respect to shares issued pursuant to our distribution reinvestment plan and any shares that we issue as stock dividends. The 5% holding discount may also be waived with respect to shares redeemed by the Advisor, Sponsor and their affiliates. In addition, shares redeemed by the Advisor, the Sponsor and their affiliates will not be subject to the monthly and quarterly volume limitations described above, unless such shares were issued in lieu of a cash asset management fee or cash payment for the performance participation allocation. In addition, the discount may not apply to transactions initiated by the trustee or advisor to a donor-advised charitable gift fund, collective trust fund, common trust fund, fund of fund(s) or other institutional accounts, strategy funds or programs if we determine, in our sole discretion, such account, fund or program has an investment strategy or policy that is reasonably likely to control short-term trading. Further, shares of our common stock may be sold to certain employer sponsored plans, bank or trust company accounts and accounts of certain financial institutions or intermediaries for which we may not apply the discount to the underlying stockholders, often because of administrative or systems limitations.

G.Update to Management

Our board of directors voted to expand the number of directors of the Company from five to seven directors. In connection with the expansion of the size of the board, at the recommendation of our Nominating and Corporate Governance Committee, our board of directors elected Dr. Ruth J. Simmons and Laura Hines-Pierce to fill the newly-created vacancies on our board of directors and serve as directors of the Company effective on June 16, 2021. As a result of the expansion of the size of the board, we now have a total of seven directors, four of whom are independent of us, our Advisor and our respective affiliates. Accordingly, disclosure throughout the Prospectus concerning our board of directors and committees thereof is hereby updated by the disclosure set forth in this Section G of the Supplement.

The following biographies of the newly appointed directors are hereby added under the subheading, “Our Officers and Directors,” beginning on page 68 of the Prospectus:

Dr. Ruth J. Simmons, age 76. Dr. Simmons is the President of Prairie View A&M University, having served as interim President from July 2017 to December 2017, and President Emerita of Brown University, having served as President from 2001 to 2012. Prior to that, Dr. Simmons served as President of Smith College from 1995 to 2001 and Vice Provost of Princeton University from 1991 to 1995. She also served in various leadership positions at colleges and universities beginning in 1977, including the University of Southern California from 1979 to 1983, Princeton University from 1983 to 1989 and Spelman College from 1989 to 1991. Dr. Simmons currently serves on the board of directors for a number of privately-held companies and previously served on the board of directors at Square, Inc. from August 2015 to February 2020, Chrysler Automobiles N.V. from June 2012 to April 2019, Mondelez International, Inc. from October 2012 to November 2017, The Goldman Sachs Group, Inc. from 2000 until May 2010 and Texas Instruments Inc. from August 1999 to April 2016. Dr. Simmons holds a B.A. in French from Dillard University and a Ph.D. in Romance Languages and Literatures from Harvard University.

We believe Dr. Simmons' significant experience as a leader and innovator in higher education and as a director on multiple public company boards make her well-qualified to serve as one of our directors.

Laura Hines-Pierce, age 37. Ms. Hines-Pierce joined Hines, the sponsor of the Company, in 2012 and currently serves as the Senior Managing Director in the Office of the CEO and is a member of Hines’ Executive Committee. From 2012 to 2017, she was responsible for project management of land acquisitions and developments in the Midwest and Southeast regions, including the analysis of acquisition and new business opportunities, the development of financial and budget models, the assessment of market research, the evaluation of mixed-use development opportunities and assistance with institutional fundraising. From 2017 to 2018, Ms. Hines-Pierce worked in the Office of the Chief Investment Officer and in September 2018 was named Hines' Transformation Officer, to support Hines’ strategic and transformative efforts across its business. In addition to these roles, she also was a part of the team that established the OneHines Women's Network, which led to the creation of Hines’ Diversity & Inclusion Initiative. Ms. Hines-Pierce received her Bachelor of Arts in Economics and Art History from Duke University and her MBA from Harvard University.

We believe that Ms. Hines-Pierce's significant experience in multiple executive leadership roles within Hines and the considerable depth of her institutional knowledge of Hines and its affiliates qualifies her to serve on our board of directors.

Our board of directors determined that Dr. Simmons qualifies as an independent director in accordance with the criteria in the Company’s charter, the applicable rules of the SEC and the listing standards of the New York Stock Exchange, including with respect to committee service, and appointed her to serve on each of the Audit, Nominating and Corporate Governance, Conflicts, Compensation and Valuation Committees of our board of directors. In connection with her election, Dr. Simmons will be granted a stock award equal to a pro rata amount (reflecting her election for a partial term) of the $30,000 restricted share award that each of the independent directors was granted following their election at the 2020 annual meeting of the Company’s stockholders. Dr. Simmons will be granted approximately 681 restricted Class I shares of common stock on August 1, 2021. These restricted Class I shares will fully vest on the earlier to occur of: (i) the first anniversary of the grant date, subject to Dr. Simmons serving continuously as an independent director through and until the first anniversary of the grant date; (ii) the termination of service as an independent director due to her death or disability; or (iii) a change in control of the Company, subject to Dr. Simmons serving continuously through and until the date of the change in control of the Company.